Exhibit 99.1

ING posts 2Q2023 net result of €2,155 million with strong income growth and low risk costs Profit before tax increases significantly to €3,035 million in 2Q2023; CET1 ratio rises to 14.9% • Good interest income after a long period of negative rates • Operating expenses excluding regulatory costs slightly lower quarter - on - quarter • Low risk costs, reflecting strong asset quality • Growth of 227,000 primary customers and an increase in net core deposits of €17 billion • Four - quarter rolling RoE increased to 11.7%; ING will pay an interim cash dividend of €0.35 per ordinary share CEO statement “The second quarter of 2023 was characterised by ongoing challenges, as economic sentiment weakened, geopolitical uncertainties persisted and inflation remained elevated - albeit less pronounced than in previous quarters,” said Steven van Rijswijk, CEO of ING. “In these circumstances, we continued to deliver strong results. The current interest rate environment drove income growth in both Retail and Wholesale Banking, with continued deposit inflows across our retail markets. Despite cooling economies, we had another quarter with lending growth and higher fee income. “I’m pleased with the significant customer growth that we recorded this quarter, which is an important driver for future value creation. Our primary customer base grew by 227,000 to 14.9 million. The number of mobile payment transactions increased by 18% in the quarter and was 37% higher than in the second quarter of 2022. The share of mobile - only customers is now 60%. They only do business with us through their mobile, our main channel. “In Retail Banking, we realised good results across our markets. Deposit growth continued, with a significant inflow of €17 billion in Germany, while in the Netherlands and Spain, growth was driven by seasonal inflows as well as by the introduction of a savings product for our Business Banking clients in the Netherlands. Our mortgage portfolio grew as well, driven by increases in Australia, the Netherlands and Germany. “Wholesale Banking recorded another strong quarter with disciplined capital management and higher income over risk - weighted assets. Daily Banking and Trade Finance benefited from the current interest rate environment. Fee income rose, both in Global Capital Markets and in Lending. We continued to support the activities and initiatives of our clients, although growth in Lending was offset by lower volumes in Trade and Commodity Finance and in Working Capital Solutions, reflecting lower commodity prices and lower economic activity. “Expenses came down slightly compared to the previous quarter, despite inflationary effects on staff costs and continued investments in the future growth of our business. Risk costs were limited in the second quarter, underlining the quality of our loan book. Despite low risk costs and no identifiable trends in provisioning we remain vigilant, as the cost of living and of doing business rises for our customers. Strong capital generation resulted in an increased CET1 ratio of 14.9%, despite our share buyback programme. “We aim to put sustainability at the heart of what we do. As a global bank we're financing today's society, which is not yet green enough. However, we're determined to use our strength and capabilities to help our clients transition to a low - carbon economy, by providing them with the necessary products and advice. A good example during this quarter is the introduction of an ‘eco - renovation loan’ for our Business Banking clients in Belgium, which enables them to make their real estate more sustainable. We continued to support our Wholesale Banking clients in their transitions, achieving a volume mobilised of €25 billion in the second quarter. “In a challenging macro environment, our business model allowed us to achieve strong results as we continued to execute our strategy, enabled by our digital foundations. I’m confident in our efforts and ability to continue to make the difference for people and the planet and deliver value to all our stakeholders. I want to thank all our colleagues for their dedication, our customers for their loyalty, and our shareholders and other stakeholders for their trust in us.” Press release ING Corporate Communications Amsterdam, 3 August 2023 Investor enquiries E: investor.relations@ing.com Press enquiries T: +31 (0)20 576 5000 E: media.relations@ing.com Analyst call 3 August 2023 at 9:00 am CET +31 20 794 8428 (NL), PIN code: 5380367# +44 330 551 0202 (UK), PIN code: 5380367# (Registration required via invitation) Live audio webcast at www.ing.com Media call 3 August 2023 at 11:00 am CET +31 20 708 5073 (NL) +44 330 551 0200 (UK) (Quote ING Media Call 2Q2023 when prompted by the operator) Live audio webcast at www.ing.com

Business Highlights

Primary customers	Net result	CET1 ratio
14.9 mln	**€2,155 mln**	**14.9%**
+227,000 in 2Q2023	+83% vs 2Q2022	+0.1% vs 1Q2023
Mobile-only customers	**Fee income**	**Return on equity (4-qtr rolling avg)**
60%	**€912 mln**	**11.7%**
of total active customers vs 53% in 2Q2022	+3% vs 2Q2022	+4.2% vs 2Q2022

Customer experience

NPS score:
Ranked #1 in 5 of 10 Retail markets

Primary customers:
+227,000 in 2Q2023

Our primary customer base grew by 227,000 during the second quarter. This, along with our NPS rankings, shows customers appreciate the experience we offer. An example of this is in mobile banking. In Türkiye, we launched a new, more user-friendly mobile app. And in Germany, we reached a milestone during this quarter: four million customers are using our app, which received the highest score for customer experience in a test of 14 banking apps on behalf of the Handelsblatt Media Group. Digital onboarding is on the rise too. In the Netherlands, 63% of new customers were digitally onboarded this quarter, versus 52% at the end of 2022.

We're continuously working to provide a superior experience that is personal, easy, relevant and instant. An example is the initiative in the Netherlands that offers customers the possibility to withdraw up to €100 per day from Geldmaat ATMs without using their debit card. All they need is a code on ING's mobile app. We have similar cardless solutions for customers in Poland, Romania, Luxembourg, Germany and Türkiye. Portugal and Luxembourg joined three other WB countries providing SEPA Instant Payments for improved cash flow and cash management; this strengthens our payments offering in Europe. More WB countries will follow.

We continued to expand our digital lending offerings. We released Romania's first fully digital instant term loan for Business Banking clients, and our German online mortgage broker, Interhyp, is working on a fully digital mortgage process, including an automated loan decision.

Sustainability

Volume mobilised:
€46.9 bln in 1H2023
vs €40.0 bln in 1H2022

Sustainability deals supported by ING:
234 in 1H2023
vs 205 in 1H2022

We want to help clients transition to a low-carbon economy. It's about making progress together, step-by-step. We do so through our financing, advice and support to clients, as well as through collaboration and partnerships. During this quarter, we joined the Partnership for Carbon Accounting Financials. Being part of this global network will also help us further enhance our measurement of financed emissions by working with other financial institutions on data and methodology improvements.

Another example of how we support the transition to a sustainable economy is our involvement in RetuRo Sistem Garantie Returnare, the most important circular-economy project in Romania. ING as sole bank provided a green loan of €86 million for the implementation. The loan will finance the set-up of regional centres which will aim to collect, sort and prepare more than six billion returned plastic, glass and metal beverage packages for recycling each year.

We also expanded our product offering to help our clients make energy-efficient renovations. In Belgium, for example, we launched a new eco-renovation loan to support Business Banking clients in making their real estate more sustainable. This followed earlier efforts in the Netherlands, where we introduced product features that made it easier for new and existing customers to use their mortgage to finance sustainable renovations, such as insulation, solar panels or heat pumps.

In recognition of the work we're doing to finance our clients' transition, we received five sustainable finance awards from Global Finance magazine in 2Q2023, including a global award for outstanding leadership in sustainable bonds, three regional awards in Western Europe for outstanding leadership in sustainable finance, sustainable bonds and ESG-related loans respectively, and a country award for best bank for sustainable finance in the Netherlands.

Our people are essential to putting sustainability into action. To engage them with our approach, we organised our first internal Global Sustainability Week in June. Colleagues from around the world participated in more than 80 online and in-person sessions to share knowledge, inspire each other and exchange views on how to make the difference both in and outside their work.

We aim to put sustainability at the heart of what we do and be a banking leader in building a sustainable future. Society is transitioning to a low-carbon economy. So are our clients, and so is ING. We finance a lot of sustainable activities, but we still finance more that's not. See how we're progressing on ing.com/climate.

ING Press Release 2Q2023 2

Consolidated Results

Consolidated results	2Q2023	2Q2022	Change	1Q2023	Change	1H2023	1H2022	Change
Profit or loss (in € million)								
Net interest income - excl. net TLTRO impact	4,061	3,389	19.8%	4,012	1.2%	8,073	6,722	20.1%
Net interest income - net TLTRO impact[1]	0	76	-100.0%	0		0	158	-100.0%
Net fee and commission income	912	888	2.7%	896	1.8%	1,807	1,822	-0.8%
Investment income	1	31	-96.8%	15	-93.3%	16	60	-73.3%
Other income	785	297	164.3%	644	21.9%	1,429	519	175.3%
Total income	**5,759**	**4,682**	**23.0%**	**5,567**	**3.4%**	**11,325**	**9,282**	**22.0%**
Expenses excl. regulatory costs	2,534	2,524	0.4%	2,546	-0.5%	5,080	4,820	5.4%
Regulatory costs[2]	91	214	-57.5%	525	-82.7%	616	863	-28.6%
Operating expenses	**2,626**	**2,738**	**-4.1%**	**3,071**	**-14.5%**	**5,696**	**5,682**	**0.2%**
Gross result	**3,133**	**1,944**	**61.2%**	**2,496**	**25.5%**	**5,629**	**3,599**	**56.4%**
Addition to loan loss provisions	98	202	-51.5%	152	-35.5%	250	1,189	-79.0%
Result before tax	**3,035**	**1,743**	**74.1%**	**2,344**	**29.5%**	**5,379**	**2,411**	**123.1%**
Taxation	818	530	54.3%	715	14.4%	1,533	724	111.7%
Non-controlling interests	62	34	82.4%	38	63.2%	100	80	25.0%
Net result	**2,155**	**1,178**	**82.9%**	**1,591**	**35.4%**	**3,746**	**1,606**	**133.3%**
Profitability and efficiency								
Interest margin	1.56%	1.36%		1.59%		1.57%	1.37%	
Cost/income ratio	45.6%	58.5%		55.2%		50.3%	61.2%	
Risk costs in bps of average customer lending	6	13		9		8	37	
Return on equity based on IFRS-EU equity[3]	17.5%	9.2%		13.0%		15.3%	6.2%	
ING Group common equity Tier 1 ratio	14.9%	14.7%		14.8%		14.9%	14.7%	
Risk-weighted assets (end of period, in € billion)	322.9	335.9	-3.9%	327.4	-1.4%	322.9	335.9	-3.9%
Customer balances (in € billion)								
Customer lending	643.2	642.9	0.1%	639.5	0.6%	643.2	642.9	0.1%
Customer deposits	678.0	642.1	5.6%	660.2	2.7%	678.0	642.1	5.6%
Net core lending growth (in € billion)[4]	2.8	10.1		1.0		3.7	10.4	
Net core deposits growth (in € billion)[4]	17.2	8.1		1.3		18.5	7.5	

[1] Net TLTRO impact includes both the spread between the funding rate of our TLTRO III participation and the prevailing ECB deposit facility rate.
[2] Regulatory costs comprise bank taxes and contributions to the deposit guarantee schemes ('DGS') and the (European) single resolution fund ('SRF').
[3] Annualised net result divided by average IFRS-EU shareholders' equity excluding reserved profits not included in CET1 capital.
[4] Net core lending growth represents the development in loans and advances to customers excluding provisions for loan losses, adjusted for currency impacts, Treasury and run-off portfolios. Net core deposits growth represents customer deposits adjusted for currency impacts, Treasury and run-off portfolios.

Consolidated profit or loss account per Business Line	Retail Banking[1]			Wholesale Banking			Corporate Line[1]		
	2Q2023	2Q2022	1Q2023	2Q2023	2Q2022	1Q2023	2Q2023	2Q2022	1Q2023
Profit or loss (in € million)									
Net interest income - excl. net TLTRO impact	2,911	2,215	2,817	1,017	1,042	1,059	134	131	136
Net interest income - net TLTRO impact	0	24	0	0	36	0	0	17	0
Net fee and commission income	569	610	575	346	280	323	-3	-2	-3
Investment income	1	22	12	-2	7	3	2	2	0
Other income	285	220	308	485	367	406	14	-289	-70
Total income	**3,766**	**3,091**	**3,712**	**1,846**	**1,732**	**1,791**	**147**	**-141**	**63**
Expenses excl. regulatory costs	1,660	1,682	1,703	759	694	725	115	148	118
Regulatory costs	81	199	389	11	15	136	-1	0	0
Operating expenses	**1,741**	**1,881**	**2,092**	**770**	**708**	**860**	**114**	**148**	**118**
Gross result	**2,025**	**1,210**	**1,620**	**1,076**	**1,024**	**931**	**32**	**-289**	**-55**
Addition to loan loss provisions	113	113	242	-15	88	-90	0	0	0
Result before tax	**1,911**	**1,097**	**1,379**	**1,091**	**935**	**1,021**	**32**	**-289**	**-55**
Profitability and efficiency									
Net core lending growth (in € billion)	3.3	7.1	2.2	-0.6	3.0	-1.2			
Net core deposits growth (in € billion)	18.9	8.7	1.7	-1.7	-0.6	-0.4			
Cost/income ratio	46.2%	60.9%	56.4%	41.7%	40.9%	48.0%	78.1%	n.a.	187.2%
Risk costs in bps of average customer lending	10	10	21	-3	19	-19			
Return on equity based on 12.5% CET1[2]	29.1%	16.2%	19.2%	18.1%	14.2%	15.2%			
Risk-weighted assets (end of period, in € billion)	157.2	153.4	155.6	149.9	166.7	156.2	15.7	15.9	15.6

[1] In 2Q2023, a governance change over the Asian stakes resulted in their transfer from Retail Banking to Corporate Line. Comparatives have been adjusted.
[2] After-tax return divided by average equity based on 12.5% of RWA (annualised).

ING Press Release 2Q2023 3

Consolidated Results

Total income

Total income in 2Q2023 was very strong at €5,759 million. It was particularly driven by Retail Banking and the cash management activities within Wholesale Banking, reflecting the current interest rate environment.

Year-on-year, net interest income was supported by a strong increase of interest margins on liabilities. Net interest income from mortgages decreased slightly, as growth in Germany and the Netherlands, on the back of higher volumes and slightly higher margins, was more than offset by lower income in Belgium and Retail Other. Interest income from other lending declined, as higher average volumes could not fully compensate for lower margins. Treasury benefited from favourable market opportunities through money market and FX transactions. These activities had an impact on net interest income of €-225 million, which was more than offset by €261 million in other income. For Financial Markets, rising rates and increased business led to higher funding costs. Accounting-wise this resulted in a reduction in net interest income, while other income rose significantly.

Sequentially, net interest income on liabilities continued to increase, particularly in Retail Banking. This more than compensated for a decline in net interest income from Financial Markets and from FX ratio hedging. In the previous quarter, the impact of the aforementioned Treasury activities was €-234 million on net interest income and €267 million on other income.

Net interest income (in € million) and net interest margin (in %)



5,000
4,000
3,000
2,000
1,000
0
-1,000
1.7
1.6
1.5
1.4
1.3
1.2
1.1
3,389
3,604
3,860
4,012
4,061
-343
-315
1.36%
1.33%
1.39%
1.28%
1.48%
1.36%
1.59%
1.59%
1.56%
1.56%
2Q2022
3Q2022
4Q2022
1Q2023
2Q2023
Net interest income excl. Polish mortgage moratorium and TLTRO (lhs)
Net interest income Polish mortgage moratorium (lhs)
Net interest income TLTRO (lhs)
Net interest margin (rhs)
Net interest margin excl. Polish mortgage moratorium and TLTRO (rhs)

The net interest margin was 1.56% in 2Q2023, an improvement of 20 basis points year-on-year. Sequentially, the net interest margin declined by three basis points, as an increase in net interest income was more than offset by a higher average balance sheet total.

In Retail Banking, net core lending growth – which excludes FX impacts and movements in Treasury lending as well as in the run-off portfolios – was €3.3 billion. This consisted of €2.7 billion of growth in residential mortgages (primarily in Australia, the Netherlands and Germany) and €0.6 billion in other retail lending (mainly in Türkiye and Belgium).

In Wholesale Banking, core lending declined by €0.6 billion, as €2.2 billion of growth in Lending was more than offset by lower volumes in Trade & Commodity Finance and in Working Capital Solutions (reflecting lower commodity prices and lower economic activity).

In the second quarter of 2023, our deposit base grew strongly, driven by Retail Banking. Total net core deposits growth – which excludes FX impacts and movements in Treasury deposits as well as in the run-off portfolios – was €17.2 billion. The quarterly growth in Retail Banking amounted to €18.9 billion, of which the majority was in Germany following successful marketing campaigns. Net core deposits in Wholesale Banking showed an outflow of €1.7 billion.

Net fee and commission income rose 2.7% year-on-year, driven by growth in Wholesale Banking, which reflected an increase in deal flow in Lending and in Global Capital Markets. Fee income in Retail Banking declined and was impacted by lower fees from mortgage brokerage in Germany, higher commissions paid to agents in Belgium and ING's exit from the French retail market in 2022.

Compared with 1Q2023, total fee income increased 1.8%. This was driven by Wholesale Banking, which recorded higher fees from Corporate Finance, Global Capital Markets and Lending. Net fee and commission income for Retail Banking was almost stable, with Belgium (including higher Corporate Finance fees) largely offsetting a decline in Germany (including lower fees from investment products due to lower trading activity).

Investment income was €1 million in 2Q2023 compared with €31 million in 2Q2022 (which had included higher dividend income from investments) and €15 million in 1Q2023.

Other income increased strongly year-on-year, partly because 2Q2022 had included a €-247 million IAS 29 impact to reflect hyperinflation in Türkiye (compared with €-9 million in this quarter). Excluding the IAS 29 impact, the growth in other income was mainly driven by Treasury (including €261 million due to the aforementioned activities) and Financial Markets, both with an offset in net interest income.

Operating expenses

Total operating expenses were €2,626 million, including €91 million of regulatory costs and €6 million of incidental cost items, reflecting hyperinflation accounting impacts on expenses in Türkiye.

Expenses excluding regulatory costs and €6 million of incidental items were €2,528 million and rose 6.9% year-on-year. This was primarily attributable to the impact of high inflation on staff expenses, reflecting indexation and CLA increases across most of our markets. Retail Banking also included higher marketing expenses to invest in the further growth of our customer base, as well as €22 million of restructuring provisions in 2Q2023. These factors were partly offset by savings from exiting the retail markets in France and the Philippines in 2022, as well as by positive FX impacts. In 2Q2022, Wholesale Banking had included €20 million of legal provisions.

ING Press Release 2Q2023 4

Consolidated Results

Operating expenses (in € million)



3,500
3,000
2,500
2,000
1,500
159
214
2,365
85
96
2,448
82
291
2,515
4
525
2,541
6
91
2,528
2Q2022
3Q2022
4Q2022
1Q2023
2Q2023
Expenses excl. regulatory costs and incidental items
Regulatory costs
Incidental items

Quarter-on-quarter, expenses excluding regulatory costs and incidental items were 0.5% lower, despite the impact of higher staff expenses. The second quarter of 2023 included €22 million of restructuring costs, while the previous quarter had included €27 million of legal provisions and €17 million of restructuring costs recorded in Retail Banking.

Regulatory costs were €91 million and dropped compared with 2Q2022, which had included a €92 million contribution to the Institutional Protection Scheme in Poland. Sequentially, regulatory costs declined as ING is required to recognise certain annual charges in full in the first quarter of the year.

Incidental expense items in 2Q2023 were €6 million, reflecting hyperinflation accounting impacts on expenses in Türkiye (due to accounting requirements of IAS 29). This compares with €159 million of incidental items in the second quarter of last year, mainly reflecting restructuring costs, and €4 million in 1Q2023.

Addition to loan loss provisions

Net additions to loan loss provisions amounted to €98 million. This is equivalent to six basis points of average customer lending and well below the through-the-cycle average.

Stage 3 risk costs were €124 million, mainly reflecting additions to collective provisions in various retail markets. Stage 3 individual risk costs were mainly related to a few individual clients in Wholesale Banking.

Total Stage 1 and 2 risk costs (including off-balance-sheet provisioning and modifications) were €-26 million. This includes a €41 million net release of Stage 2 provisions for our Russia-related portfolio, mainly due to a further reduction of our exposure.

Addition to loan loss provisions (in € million)



750
500
250
0
-250
202
403
269
152
98
2Q2022
3Q2022
4Q2022
1Q2023
2Q2023
Stage 1 & 2, including off-balance-sheet
Stage 3

Risk costs for Retail Banking were €113 million, mainly reflecting net additions in Poland, Spain and Belgium. Wholesale Banking recorded €-15 million of risk costs, which included the aforementioned €41 million release for our Russia-related portfolio.

Net result

ING's net result in 2Q2023 was €2,155 million compared with €1,178 million in 2Q2022. The increase reflects strong income growth, while operating expenses declined and risk costs remained limited. The effective tax rate in 2Q2023 was 26.9% compared with 30.4% in 2Q2022 and 30.5% in 1Q2023. The lower tax rate was mainly caused by a tax refund in Spain and lower non-deductible expenses in Türkiye and the Netherlands.

The strong second-quarter result was reflected in the return on average IFRS-EU equity of 17.5%. On a four-quarter rolling average basis, the return on average IFRS-EU equity further increased to 11.7% from 9.7% in the previous four-quarter rolling period.

Return on equity ING Group (in %)



20
15
10
5
0
9.2
7.5
7.7
6.8
8.8
7.2
13.0
9.7
17.5
11.7
2Q2022
3Q2022
4Q2022
1Q2023
2Q2023
Return on IFRS-EU equity (quarter)
Return on IFRS-EU equity (4-quarter rolling average)

ING's return on equity is calculated using IFRS-EU shareholders' equity after excluding 'reserved profit not included in CET1 capital', which amounted to €1,917 million at the end of 2Q2023. This reflects 50% of the resilient net profit in the first half of 2023, which has been reserved for distribution in line with our policy.

Resilient net profit is defined as net profit adjusted for significant items that are not linked to the normal course of business. In line with this definition, and consistent with prior quarters, the impact of hyperinflation accounting has been excluded. Therefore, resilient net profit was €14 million higher than net profit in 2Q2023.

Dividend

In line with our distribution policy, an interim dividend over 1H2023 of €0.35 per ordinary share (up from €0.17 over 1H2022) will be paid in cash on 14 August 2023 (representing approximately 1/3 of the 1H2023 resilient net profit).

ING Press Release 2Q2023

5

Consolidated Balance Sheet

Consolidated balance sheet							
in € million	30 June 2023	31 March 2023	31 Dec. 2022		30 June 2023	31 March 2023	31 Dec. 2022
Assets				**Liabilities**			
Cash and balances with central banks	113,636	118,002	87,614	Deposits from banks	31,156	54,211	56,632
Loans and advances to banks	32,905	32,655	35,104	Customer deposits	677,959	660,189	640,770
Financial assets at fair value through profit or loss	141,983	139,888	113,766	- savings accounts	352,995	330,446	321,005
- trading assets	62,827	57,343	56,870	- credit balances on customer accounts	261,085	269,537	283,417
- non-trading derivatives	2,935	2,843	3,893	- corporate deposits	60,997	57,852	36,011
- designated as at fair value through profit or loss	6,005	5,848	6,159	- other	2,882	2,354	336
- mandatorily at fair value through profit or loss	70,216	73,854	46,844	Financial liabilities at fair value through profit or loss	116,281	114,071	93,019
Financial assets at fair value through OCI	37,391	34,426	31,625	- trading liabilities	40,075	40,914	39,088
- equity securities fair value through OCI	1,888	1,897	1,887	- non-trading derivatives	2,340	2,377	3,048
- debt securities fair value through OCI	34,776	31,937	29,095	- designated as at fair value through profit or loss	73,866	70,780	50,883
- loans and advances fair value through OCI	727	592	643	Other liabilities	16,432	16,496	15,280
Securities at amortised cost	48,212	47,722	48,160	Debt securities in issue	120,129	107,963	95,918
Loans and advances to customers	637,582	633,705	635,506	Subordinated loans	15,761	16,985	15,786
- customer lending	643,245	639,490	641,490	**Total liabilities**	**977,718**	**969,914**	**917,405**
- provision for loan losses	-5,663	-5,785	-5,984				
Investments in associates and joint ventures	1,485	1,520	1,500	**Equity**			
Property and equipment	2,425	2,477	2,446	Shareholders' equity	50,742	51,679	49,909
Intangible assets	1,120	1,108	1,102	Non-controlling interests	721	595	504
Other assets	12,440	10,685	10,994	Total equity	51,463	52,274	50,413
Total assets	**1,029,181**	**1,022,188**	**967,817**	**Total liabilities and equity**	**1,029,181**	**1,022,188**	**967,817**

Balance sheet

In 2Q2023, ING's balance sheet increased by €7.0 billion to €1,029.2 billion, including negligible currency impacts. The increase on the asset side of the balance sheet was mainly visible in customer lending, which grew by €3.8 billion, of which the majority was in residential mortgages. Wholesale Banking showed a slight decrease in customer lending, as growth in the WB Lending portfolio was more than offset by lower volumes in Trade & Commodity Finance and Working Capital Solutions (reflecting lower commodity prices and lower economic activity). Financial assets at fair value through OCI rose by €3.0 billion due to higher investments in bonds, while financial assets at fair value through profit or loss increased by €2.1 billion, reflecting higher trading assets. The €1.8 billion increase in other assets was mainly related to financial assets pending settlement. Cash and balances with central banks declined by €4.4 billion.

On the liability side of the balance sheet, the main increase was €17.8 billion in customer deposits. This was predominantly driven by savings growth in Retail Banking Germany, reflecting successful campaigns. Furthermore, debt securities in issue rose by €12.2 billion, of which €9.7 billion was in CD/CP and €2.4 billion in other debt securities in issue. These movements were partly offset by a decrease in deposits from banks, due to a €25 billion repayment of the TLTRO III participation. The remaining €6.0 billion TLTRO III participation will mature in March 2024.

Shareholders' equity

Shareholders' equity decreased by €937 million, reflecting the payment of the final dividend of €1,408 million in April and the €1,500 million share buyback, which was announced on 11 May and is expected to end no later than 18 October 2023. This decrease was partly offset by the €2,155 million net result recorded in 2Q2023.

Shareholders' equity per share decreased to €14.07 on 30 June 2023 from €14.28 on 31 March 2023.

Change in shareholders' equity		
in € million	2Q2023	1H2023
Shareholders' equity beginning of period	**51,679**	**49,909**
Net result for the period	2,155	3,746
(Un)realised gains/losses fair value through OCI	30	114
(Un)realised other revaluations	4	8
Change in cashflow hedge reserve	-69	162
Change in liability credit reserve	-73	35
Defined benefit remeasurement	-29	-43
Exchange rate differences	-65	-207
Change in treasury shares (incl. share buyback)	-1,493	-1,500
Change in employee stock options and share plans	9	-21
Dividend	-1,408	-1,408
Other changes	0	-53
Total changes	**-937**	**833**
Shareholders' equity end of period	**50,742**	**50,742**

ING Press Release 2Q2023

6

Capital, Liquidity and Funding

ING Group: Capital position		
in € million	30 June 2023	31 March 2023
Shareholders' equity (parent)	50,742	51,679
Reserved profits not included in CET1 capital	-1,917	-2,241
Other regulatory adjustments	-700	-850
Available common equity Tier 1 capital	**48,125**	**48,588**
Additional Tier 1 securities	7,096	7,088
Regulatory adjustments additional Tier 1	56	54
Available Tier 1 capital	**55,277**	**55,731**
Supplementary capital - Tier 2 bonds	9,157	9,178
Regulatory adjustments Tier 2	27	-25
Available Total capital	**64,461**	**64,884**
Risk-weighted assets	322,926	327,377
Common equity Tier 1 ratio	**14.9%**	**14.8%**
Tier 1 ratio	17.1%	17.0%
Total capital ratio	20.0%	19.8%
Leverage Ratio	**4.9%**	**5.0%**

Capital ratios

The CET1 ratio rose to 14.9% due to the inclusion of €1.1 billion of the quarterly net profit after dividend reserving, coupled with lower RWA. This increase was partly offset by the €1.5 billion deduction from capital for the ongoing share buyback programme, as announced on 11 May 2023.

The increase in both the Tier 1 and the Total Capital ratios mirrors trends in the CET1 ratio.

The leverage ratio decreased slightly to 4.9% due to an increase in total assets.

Risk-weighted assets (RWA)

The decrease in total RWA mainly reflects lower credit RWA.

ING Group: Composition of RWA		
in € billion	30 Jun. 2023	31 Mar. 2023
Credit RWA	272.6	278.0
Operational RWA	35.0	35.0
Market RWA	15.3	14.3
Total RWA	**322.9**	**327.4**

Excluding a €0.2 billion FX impact, credit RWA decreased by €5.6 billion. This was mainly due to a better profile of the loan book (€-1.7 billion), model impacts (€-2.5 billion) and a decrease due to movements in our book (€-1.3 billion).

Market RWA increased by €1.0 billion, mainly due to increased Stressed Value-at-Risk for the trading portfolio.

Distribution

In line with our distribution policy, an interim dividend over 1H2023 of €0.35 per share will be paid on 14 August 2023, representing approximately 1/3 of the 1H2023 resilient net profit.

ING has reserved €1,084 million of the 2Q2023 net profit for distribution. Resilient net profit in 2Q2023 (which is defined as net profit adjusted for significant items not linked to the normal course of business) was €2,169 million. This includes a positive adjustment to the reported net result of €14 million, related to hyperinflation accounting according to IAS 29 in the consolidation of our subsidiary in Türkiye.

On 11 May 2023, ING announced a share buyback programme for a maximum amount of €1.5 billion. This programme is ongoing and is expected to end no later than 18 October 2023. The whole amount has already been deducted from CET1 capital.

CET1 requirement

ING targets a CET1 ratio of around 12.5%, which is comfortably above the prevailing CET1 ratio requirement (including buffer requirements) of 10.93%. This requirement has increased compared with 1Q2023 (10.73%) due to the phase-in of various countercyclical buffers.

ING's fully loaded CET1 requirement in 2Q2023 decreased to 10.70% (1Q2023: 10.98%). This reflects a 50 basis-points lower O-SII (Other Systemically Important Institutions) buffer, which was partly offset by the announced increase of the countercyclical buffers on Dutch risk-weighted exposures from 1% to 2%. Both will apply as of 31 May 2024.

MREL and TLAC requirements

Minimum Required Eligible Liabilities (MREL) and Total Loss Absorbing Capacity (TLAC) requirements apply to ING Group at the consolidated level of the resolution group. The available MREL and TLAC capacity consists of own funds and senior debt instruments issued by ING Group.

The intermediate MREL requirements are 27.74% of RWA and 5.97% of leverage exposure. The MREL surplus based on RWA mirrors trends in the Total capital ratio and was furthermore impacted by the issuance of HoldCo instruments (€3 billion), which more than offset one instrument that lost MREL eligibility (maturity <1 year). The MREL surplus based on leverage ratio (LR) mirrors trends in the leverage ratio.

ING Group: MREL requirement		
in € million	30 Jun. 2023	31 Mar. 2023
MREL capacity	102,214	100,599
MREL (as a percentage of RWA)	31.7%	30.7%
MREL (as a percentage of leverage exposure)	9.0%	8.9%
MREL surplus (shortage) based on LR	**34,669**	**33,429**
MREL surplus (shortage) based on RWA	**12,642**	**10,468**

ING Press Release 2Q2023

7

Capital, Liquidity and Funding

The prevailing TLAC requirements are 23.45% of RWA and 6.75% of LR. The development in TLAC ratios mirrors trends in MREL.

ING Group: TLAC requirement		
in € million	30 Jun. 2023	31 Mar. 2023
TLAC capacity	102,214	100,534
TLAC (as a percentage of RWA)	31.7%	30.7%
TLAC (as a percentage of leverage exposure)	9.0%	8.9%
TLAC surplus (shortage) based on LR	**25,844**	**24,588**
TLAC surplus (shortage) based on RWA	**26,495**	**24,448**

Liquidity and funding

In 2Q2023, the 12-month moving average Liquidity Coverage Ratio (LCR) rose three percentage points to 137%.

ING takes its relatively high proportion of stable and insured deposits into account in managing its LCR, as well as the available stock of ECB-eligible unencumbered assets.

LCR 12-month moving average		
in € billion	30 Jun. 2023	31 Mar. 2023
Level 1	181.4	177.2
Level 2A	4.3	5.4
Level 2B	4.4	4.5
Total HQLA	**190.2**	**187.1**
Outflow	**243.6**	**243.0**
Inflow	**104.3**	**103.3**
LCR	**137%**	**134%**

In 2Q2023 the Net Stable Funding Ratio of ING remained comfortably above the regulatory minimum of 100%.

In 2Q2023, ING repaid €25 billion of its TLTRO III participation, while core customer deposits increased by €17.2 billion. This explains the changes in the funding mix compared with the previous quarter.

ING Group: Loan-to-deposit ratio and funding mix		
in %	30 Jun. 2023	31 Mar. 2023
Loan-to-deposit ratio	0.94	0.96
Key figures		
Customer deposits (private individuals)	50%	48%
Customer deposits (other)	22%	23%
Lending / repurchase agreements	9%	9%
Interbank	3%	5%
CD/CP	5%	4%
Long-term senior debt	9%	9%
Subordinated debt	2%	2%
Total[1]	**100%**	**100%**

[1] Liabilities excluding trading securities and IFRS equity.

ING's long-term debt position increased by €1.8 billion versus 1Q2023. The increase was mainly caused by the issuance of €3 billion dual tranche Holdco Senior and €1.25 billion of covered bonds by ING Belgium. This was partly offset by maturities amounting to €2.8 billion.

Long-term debt maturity ladder per currency, 30 June 2023								
in € billion	Total	23	24	25	26	27	28	>'28
EUR	68	3	1	7	7	7	8	34
USD	18	3	1	0	4	3	3	5
Other	10	1	1	1	2	0	1	3
Total	**96**	**7**	**3**	**8**	**13**	**10**	**12**	**42**

Ratings

The ratings and outlook from S&P, Moody's and Fitch remained unchanged during the quarter.

Credit ratings of ING on 2 August 2023			
	S&P	Moody's	Fitch
ING Groep N.V.			
Issuer rating			
Long-term	A-	n/a	A+
Short-term	A-2	n/a	F1
Outlook	Stable	Stable[1]	Stable
Senior unsecured rating	A-	Baa1	A+
ING Bank N.V.			
Issuer rating			
Long-term	A+	A1	AA-
Short-term	A-1	P-1	F1+
Outlook	Stable	Stable	Stable
Senior unsecured rating	A+	A1	AA-

[1] Outlook refers to the senior unsecured rating.

ING Press Release 2Q2023

8

Risk Management

ING Group: Total credit outstandings[1)2)]

in € million	Credit outstandings		Stage 2		Stage 2 ratio		Stage 3		Stage 3 ratio	
	30 June 2023	31 March 2023	30 June 2023	31 March 2023	30 June. 2023	31 March 2023	30 June 2023	31 March 2023	30 June 2023	31 March 2023
Residential mortgages	329,046	326,274	11,509	11,262	3.5%	3.5%	2,959	2,957	0.9%	0.9%
of which Netherlands	113,877	113,333	2,253	2,006	2.0%	1.8%	507	503	0.4%	0.4%
of which Belgium	43,634	43,602	5,594	5,721	12.8%	13.1%	1,286	1,312	2.9%	3.0%
of which Germany	91,914	91,492	1,915	1,808	2.1%	2.0%	415	409	0.5%	0.4%
of which Rest of the world	79,621	77,847	1,748	1,727	2.2%	2.2%	751	733	0.9%	0.9%
Consumer Lending	23,816	26,187	1,948	1,723	8.2%	6.6%	1,077	1,052	4.5%	4.0%
Business Lending	105,285	103,454	14,244	14,636	13.5%	14.2%	3,126	3,077	3.0%	3.0%
of which business lending Netherlands	37,795	37,142	5,563	5,652	14.7%	15.2%	783	821	2.1%	2.2%
of which business lending Belgium	47,949	47,269	4,445	5,140	9.3%	10.9%	1,594	1,584	3.3%	3.4%
Other retail banking	92,083	84,222	575	645	0.6%	0.8%	209	175	0.2%	0.2%
Retail Banking	**550,229**	**540,137**	**28,277**	**28,266**	**5.1%**	**5.2%**	**7,371**	**7,261**	**1.3%**	**1.3%**
Lending	167,766	166,414	21,672	23,556	12.9%	14.2%	3,183	3,430	1.9%	2.1%
Daily Banking & Trade Finance	56,792	60,194	5,502	5,901	9.7%	9.8%	471	609	0.8%	1.0%
Financial Markets	4,703	15,603	429	575	9.1%	3.7%			0.0%	0.0%
Treasury & Other	30,207	28,975	322	381	1.1%	1.3%	65	53	0.2%	0.2%
Wholesale Banking	**259,468**	**271,186**	**27,926**	**30,413**	**10.8%**	**11.2%**	**3,718**	**4,093**	**1.4%**	**1.5%**
Total loan book	**809,697**	**811,322**	**56,202**	**58,678**	**6.9%**	**7.2%**	**11,089**	**11,354**	**1.4%**	**1.4%**

1) Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (off-balance-sheet positions) and Corporate Line.
2) Comparative numbers have been adjusted, including an IFRS 9 scope change after the adoption of IFRS 17.

Credit risk management

Total credit outstandings decreased slightly in 2Q2023, mainly due to lower cash and balances with central banks in Financial Markets, partly offset by an increase in Treasury-related outstandings. Stage 2 outstandings decreased by €2.5 billion, of which €1.9 billion in WB Lending, mainly reflecting sales and repayments (including a further reduction of our Russia-related exposure). Stage 3 outstandings declined slightly in this quarter.

In 2Q2023, ING Group's stock of provisions declined slightly, mainly due to lower Stage 2 provisions resulting from a further decline in our Russia-related portfolio. The Stage 3 coverage ratio rose to 33.8% from 33.1% in the previous quarter. The loan portfolio consists predominantly of asset-based and secured loans, including residential mortgages, project- and asset-based finance, and real estate finance, with generally low loan-to-value ratios.

ING Group: Stock of provisions[1)]

in € million	30 June 2023	31 March 2023	Change
Stage 1 - 12-month ECL	588	598	-10
Stage 2 - Lifetime ECL not credit impaired	1,541	1,654	-112
Stage 3 - Lifetime ECL credit impaired	3,745	3,755	-10
Purchased credit impaired	10	9	0
Total	**5,884**	**6,016**	**-133**

1) At the end of June 2023, the stock of provisions included provisions for loans and advances to customers (€5,663 million), loans and advances to central banks (€8 million), loans and advances to banks (€26 million), financial assets at FVOCI (€17 million), securities at amortised cost (€19 million) and ECL provisions for off-balance-sheet exposures (€152 million) recognised as liabilities.

Market risk

The average Value-at-Risk (VaR) for the trading portfolio increased to €15 million from €14 million in 1Q2023.

ING Group: Consolidated VaR trading books 2Q2023

in € million	Minimum	Maximum	Average	Quarter-end
Foreign exchange	2	3	2	2
Equities	2	3	3	3
Interest rate	9	18	13	15
Credit spread	3	6	5	5
Diversification			-8	-8
Total VaR[1)]	**11**	**21**	**15**	**18**

1) The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as for total VaR may occur on different dates.

Non-financial risk

As previously disclosed, after our September 2018 settlement with Dutch authorities concerning Anti-Money Laundering matters, and in the context of significantly increased attention to the prevention of financial economic crime, ING has experienced heightened scrutiny by authorities in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue to include, onsite visits, information requests, investigations and other enquiries. Such interactions, as well as ING's internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes. Some have also resulted in, and may continue to result in, findings or other conclusions which may require appropriate remedial actions by ING, or may have other consequences. We intend to continue to work in close cooperation with authorities as we work to improve our management of non-financial risks.

ING is also aware, including as a result of media reports, that other parties may, among other things, seek to commence legal proceedings against ING in connection with the subject matter of the settlement.

ING Press Release 2Q2023

9

Segment Reporting: Retail Banking

Retail Banking Market Leaders: Consolidated profit or loss account						
	Retail Banking Netherlands			Retail Banking Belgium		
In € million	2Q2023	2Q2022	1Q2023	2Q2023	2Q2022	1Q2023
Profit or loss						
Net interest income - excl. net TLTRO impact	807	711	843	516	405	494
Net interest income - net TLTRO impact	0	10	0	0	10	0
Net fee and commission income	235	224	235	125	133	115
Investment income	0	16	3	-1	0	1
Other income	183	95	224	48	44	31
Total income	**1,226**	**1,056**	**1,305**	**689**	**591**	**641**
Expenses excl. regulatory costs	466	432	474	396	455	383
Regulatory costs	21	34	93	3	-4	177
Operating expenses	**487**	**466**	**567**	**399**	**450**	**560**
Gross result	**739**	**590**	**738**	**290**	**140**	**81**
Addition to loan loss provisions	-14	11	56	13	28	78
Result before tax	**753**	**579**	**682**	**277**	**113**	**3**
Profitability and efficiency						
Net core lending growth (in € billion)	0.7	1.4	0.2	0.3	1.9	1.4
Net core deposits growth (in € billion)	1.7	6.5	-2.6	0.3	0.8	0.7
Cost/income ratio	39.7%	44.1%	43.4%	57.9%	76.2%	87.4%
Risk costs in bps of average customer lending	-4	3	15	6	12	34
Return on equity based on 12.5% CET1[1]	35.2%	26.6%	31.8%	19.4%	6.8%	-2.1%
Risk-weighted assets (end of period, in € billion)	50.8	48.2	50.8	33.6	35.1	34.6

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Retail Netherlands

Net interest income increased year-on-year, primarily driven by higher liability margins. Interest income from mortgages also rose, supported by higher volumes and margins. Treasury-related interest income declined, largely offset in other income, reflecting activities to benefit from favourable market opportunities through money market and FX transactions. Sequentially, net interest income declined due to Treasury and due to lower interest income from liabilities after the increase of savings rates.

Fee income increased year-on-year, supported by higher fees for payment packages. Compared with 1Q2023, fee income was stable. Other income, which mainly relates to Treasury, grew strongly year-on-year (with an offset in net interest income) but declined sequentially.

Net core lending grew by €0.7 billion in 2Q2023, reflecting higher mortgage volumes. Net core deposits growth was €1.7 billion, mainly driven by the payment of holiday allowances.

Expenses excluding regulatory costs increased from one year ago, mostly due to higher staff expenses (including an accrual for the new CLA). Sequentially, expenses excluding regulatory costs declined, as 1Q2023 had included an €8 million restructuring provision.

Risk costs were €-14 million, driven by releases on Stage 3 individual provisions in the business banking portfolio.

Retail Belgium (including Luxembourg)

Net interest income increased both year-on-year and sequentially, as higher income from liabilities more than offset the impact of lower margins in lending due to higher funding costs.

The decline in fee income year-on-year was mainly due to higher commissions paid to agents and to a decrease in commissions on insurance products. Sequentially, fee income rose, reflecting higher fees from corporate finance and daily banking.

Net core lending increased by €0.3 billion, driven by other lending, while mortgages were stable. Net core deposits growth was €0.3 billion.

Expenses excluding regulatory costs included €10 million of restructuring and related costs compared with €9 million in 1Q2023, while 2Q2022 had included €97 million of incidental expense items. Excluding the aforementioned items, expenses rose, mainly reflecting higher staff expenses due to automatic salary indexation.

Risk costs amounted to €13 million in 2Q2023 and were primarily related to consumer lending.

ING Press Release 2Q2023

10

Segment Reporting: Retail Banking

Retail Banking Challengers & Growth Markets: Consolidated profit or loss account						
	Retail Banking Germany			Retail Banking Other[1]		
In € million	2Q2023	2Q2022	1Q2023	2Q2023	2Q2022	1Q2023
Profit or loss						
Net interest income - excl. net TLTRO impact	736	347	665	853	752	815
Net interest income - net TLTRO impact	0	3	0	0	1	0
Net fee and commission income	83	113	96	125	140	128
Investment income	0	1	3	2	5	5
Other income	-29	37	-12	82	44	65
Total income	**790**	**502**	**753**	**1,061**	**942**	**1,013**
Expenses excl. regulatory costs	270	265	283	528	531	562
Regulatory costs	12	27	40	45	142	80
Operating expenses	**282**	**291**	**323**	**573**	**673**	**642**
Gross result	**508**	**210**	**430**	**488**	**269**	**371**
Addition to loan loss provisions	16	13	33	99	61	75
Result before tax	**493**	**197**	**397**	**389**	**208**	**296**
Profitability and efficiency						
Net core lending growth (in € billion)	0.4	2.0	0.3	1.9	1.8	0.3
Net core deposits growth (in € billion)	16.3	0.5	0.5	0.8	0.9	3.1
Cost/income ratio	35.7%	58.1%	42.9%	54.0%	71.4%	63.4%
Risk costs in bps of average customer lending	6	5	13	37	22	28
Return on equity based on 12.5% CET1[2]	38.3%	17.2%	28.1%	23.4%	11.3%	15.2%
Risk-weighted assets (end of period, in € billion)	29.0	29.2	28.5	43.8	40.9	41.6

1) In 2Q2023, a governance change over the Asian stakes resulted in their transfer from Retail Banking Other to Corporate Line. Comparatives have been adjusted.
2) After-tax return divided by average equity based on 12.5% of RWA (annualised).

Retail Germany

Net interest income rose strongly compared with both prior periods. This was driven by significantly higher margins on liabilities and also supported by higher interest income from mortgages, reflecting improved margins and higher volumes. Fee income declined in line with a lower number of brokerage trades in investment products. Year-on-year, fees from mortgages also decreased due to lower volumes at Interhyp, while mortgage fees increased sequentially. Other income declined from both comparable quarters, reflecting lower Treasury-related income.

Net core lending growth in 2Q2023 was €0.4 billion and driven entirely by mortgages. Net core deposits grew by €16.3 billion following successful promotional campaigns to attract new savings and customers.

Expenses excluding regulatory costs increased year-on-year, predominantly attributable to higher staff expenses related to annual salary increases and investments in business growth. Compared with 1Q2023, expenses excluding regulatory costs decreased, primarily due to seasonally lower marketing expenses. Regulatory costs declined on both comparable periods, due to lower contributions to the European Single Resolution Fund and seasonality.

Risk costs were €16 million and primarily related to consumer lending.

Retail Other

Net interest income was supported by higher margins on liabilities year-on-year, most notably in Spain and Australia, in a higher interest rate environment. This more than compensated for negative currency impacts and tighter lending margins. Sequentially, margins on both liabilities and on lending increased slightly. Fee income decreased year-on-year due to lower fees on investment products, reflecting subdued trading activity and the impact of ING's exit from the French retail market in 2022. Sequentially, fees were stable. Other income increased due to higher Treasury-related results.

Net core lending increased by €1.9 billion in 2Q2023, mainly driven by higher mortgage volumes in Australia. Net core deposits growth was €0.8 billion, as net inflows in Spain and Türkiye were partly offset by a net outflow in Poland.

Expenses excluding regulatory costs declined slightly year-on-year, as inflationary pressure on staff expenses was offset by cost savings following the discontinuation of our retail activities in France and the Philippines, together with FX impacts. Expenses in 2Q2023 included €12 million of restructuring provisions compared with €18 million in 2Q2022. Sequentially, expenses excluding regulatory costs decreased due to FX impacts in Türkiye and €27 million of legal provisions recorded in the previous quarter. Regulatory costs dropped compared with 2Q2022, which had included a €92 million contribution to the Institutional Protection Scheme in Poland.

Risk costs were €99 million with net additions mainly seen in Poland, Spain and Italy.

Note that following a change in governance, the Asian stakes (our investments in Bank of Beijing and TMBThanachart Bank) are reported in Corporate Line as of 2Q2023 (with a profit before tax of €22 million), whereas previously they were reported in Retail Other. Comparable data have been adjusted accordingly.

ING Press Release 2Q2023

11

Segment Reporting: Wholesale Banking

Wholesale Banking: Consolidated profit or loss account			
		Total Wholesale Banking	
In € million	2Q2023	2Q2022	1Q2023
Profit or loss			
Lending	809	793	807
Daily Banking & Trade Finance	561	402	529
Financial Markets	359	443	349
Treasury & Other	117	94	107
Total income	**1,846**	**1,732**	**1,791**
Expenses excl. regulatory costs	759	694	725
Regulatory costs	11	15	136
Operating expenses	**770**	**708**	**860**
Gross result	**1,076**	**1,024**	**931**
Addition to loan loss provisions	-15	88	-90
Result before tax	**1,091**	**935**	**1,021**
Profitability and efficiency			
Net core lending growth (in € billion)	-0.6	3.0	-1.2
Net core deposits growth (in € billion)	-1.7	-0.6	-0.4
Cost/income ratio	41.7%	40.9%	48.0%
Income over average risk-weighted assets (in bps)[1]	482	419	454
Risk costs in bps of average customer lending	-3	19	-19
Return on equity based on 12.5% CET1[2]	18.1%	14.2%	15.2%
Risk-weighted assets (end of period, in € billion)	149.9	166.7	156.2

[1] Total income divided by average RWA (annualised).
[2] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Wholesale Banking had a strong quarter with a result before tax of €1,091 million. Combined with disciplined capital management, this led to a return on equity of 18.1% and a further improvement in income over average risk-weighted assets. Income increased, mainly driven by Payments and Cash Management, while Lending continued to focus on better quality lending with lower risk weights. RWAs also declined because of active portfolio management and a further reduction in our Russia-related exposure.

Lending income rose year-on-year, as a strong increase in fee income and higher volumes compensated for a positive FX revaluation result in other income in 2Q2022. Sequentially, total income increased slightly, driven by higher fee income.

Income from Daily Banking & Trade Finance increased strongly year-on-year, predominantly driven by higher Payments & Cash Management income, which benefited from higher interest rates. This was partly offset by lower income from Trade & Commodity Finance, reflecting lower commodity prices and volumes. Sequentially, the higher income reflected a further increase of interest rates, the impact of which was partly offset by lower volumes in Payment & Cash Management and in Trade & Commodity Finance.

Financial Markets recorded higher fee income, both year-on-year and sequentially, driven by a higher deal flow for Global Capital Markets. Quarter-on-quarter, income was also supported by positive valuation adjustments. Trading results declined compared with both comparable quarters, reflecting lower volatility on the markets.

The quarterly income from Treasury & Other increased year-on-year, supported by higher results from liquidity management and higher Corporate Finance fees. Sequentially, income rose, mainly due to an increase in Corporate Finance fees and positive fair value adjustments in Corporate Investments.

ING Press Release 2Q2023

12

Segment Reporting: Corporate Line

Corporate Line: Consolidated profit or loss account

	Total Corporate Line[1]			Corporate Line excl. IAS 29 impact[1]			IAS 29 impact[2]		
In € million	2Q2023	2Q2022	1Q2023	2Q2023	2Q2022	1Q2023	2Q2023	2Q2022	1Q2023
Profit or loss									
Net interest income - excl. net TLTRO impact	134	131	136	131	117	134	2	15	1
Net interest income - net TLTRO impact	0	17	0	0	17	0	0	0	0
Net fee and commission income	-3	-2	-3	-3	-4	-3	0	1	0
Investment income	2	2	0	2	2	0	0	0	0
Other income	14	-289	-70	23	-42	0	-9	-247	-70
Total income	**147**	**-141**	**63**	**153**	**90**	**132**	**-6**	**-231**	**-69**
Expenses excl. regulatory costs	115	148	118	109	105	114	6	43	4
Regulatory costs	-1	0	0	-1	0	0	0	0	0
Operating expenses	**114**	**148**	**118**	**108**	**105**	**114**	**6**	**43**	**4**
Gross result	**32**	**-289**	**-55**	**45**	**-15**	**18**	**-12**	**-274**	**-73**
Addition to loan loss provisions	0	0	0	0	0	0	0	0	0
Result before tax	**32**	**-289**	**-55**	**45**	**-15**	**18**	**-13**	**-274**	**-73**
of which:									
Income on capital surplus	42	2	20	42	2	20	0	0	0
Foreign currency ratio hedging	113	127	143	113	127	143	0	0	0
Other Group Treasury	-8	-72	-22	-8	-72	-22	0	0	0
Group Treasury	147	56	141	147	56	141	0	0	0
Asian stakes	22	18	20	22	18	20	0	0	0
Other Corporate Line	-136	-364	-217	-124	-90	-144	-13	-274	-73
Result before tax	**32**	**-289**	**-55**	**45**	**-15**	**18**	**-13**	**-274**	**-73**
Taxation							1	2	-6
Net result							**-14**	**-277**	**-68**

[1] In 2Q2023, a governance change over the Asian stakes resulted in their transfer from Retail Banking Other to Corporate Line. Comparatives have been adjusted.
[2] Hyperinflation accounting (IAS 29) has become applicable for ING's subsidiary in Türkiye since 2Q2022 with retrospective application from 1 January 2022.

Total income in 2Q2023 included a €-6 million IAS 29 impact, reflecting the application of hyperinflation accounting in the consolidation of our subsidiary in Türkiye. The amount was limited in this quarter, reflecting the sharp drop of the Turkish lira against the euro. In 2Q2022, when ING had to apply IAS 29 for the first time, the impact on income had been €-231 million. Excluding IAS 29 impacts, total income increased by €63 million year-on-year. This was mostly due to higher capital charges received from ING entities and the revaluation of derivatives. Compared with 1Q2023, total income excluding IAS 29 impacts increased by €21 million, as higher capital charges and revaluations were only partly offset by lower results from foreign currency ratio hedging (mainly on the US dollar).

Expenses included an IAS 29 hyperinflation impact of €6 million compared with €11 million in 2Q2022 (next to a €32 million impairment loss related to the goodwill allocated to Türkiye) and €4 million in 1Q2023. Excluding IAS 29 impacts, expenses were relatively stable on both comparable quarters.

ING Press Release 2Q2023

13

Share information

	2Q2023	1Q2023	4Q2022	3Q2022	2Q2022
Shares (in millions, end of period)					
Total number of shares	3,619.5	3,619.5	3,726.5	3,767.3	3,907.0
- Treasury shares	12.5	1.0	107.4	41.7	163.9
- Shares outstanding	3,607.0	3,618.5	3,619.1	3,725.6	3,743.0
Average number of shares	3,615.2	3,619.1	3,683.7	3,728.5	3,760.3
Share price (in euros)					
End of period	12.34	10.93	11.39	8.86	9.43
High	12.34	13.49	11.66	9.94	10.52
Low	10.81	10.38	8.80	8.50	8.70
Net result per share (in euros)	0.60	0.44	0.30	0.26	0.31
Shareholders' equity per share (end of period in euros)	14.07	14.28	13.79	13.77	13.79
Dividend per share (in euros)	0.35	-	0.39	-	0.17
Price/earnings ratio[1]	7.7	8.3	11.6	9.5	9.2
Price/book ratio	0.88	0.77	0.83	0.64	0.68

[1] Four-quarter rolling average.

Financial calendar

Ex-date for interim dividend in 2023 (Euronext Amsterdam)[1]	Monday 7 August 2023
Record date for interim dividend in 2023 entitlement (Euronext Amsterdam)[1]	Tuesday 8 August 2023
Record date for interim dividend in 2023 entitlement (NYSE)[1]	Monday 14 August 2023
Payment date for interim dividend in 2023 (Euronext Amsterdam)[1]	Monday 14 August 2023
Payment date for interim dividend in 2023 (NYSE)[1]	Monday 21 August 2023
Publication results 3Q2023	Thursday 2 November 2023
Publication results 4Q2023	Thursday 1 February 2024
Publication 2023 ING Group Annual Report	Thursday 7 March 2024
2023 Annual General Meeting	Monday 22 April 2024

[1] Only if any dividend is paid

All dates are provisional.

ING profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is: empowering people to stay a step ahead in life and in business. ING Bank's more than 59,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability is an integral part of ING's strategy, evidenced by ING's leading position in sector benchmarks. ING's Environmental, Social and Governance (ESG) rating by MSCI was affirmed 'AA' in September 2022. As of August 2022, Sustainalytics considers ING's management of ESG material risk to be 'strong', and in June 2022 ING received an ESG rating of 'strong' from S&P Global Ratings. ING Group shares are also included in major sustainability and ESG index products of leading providers Euronext, STOXX, Morningstar and FTSE Russell.

Further information

All publications related to ING's 2Q2023 results can be found at www.ing.com/2q2023, including a video with CEO Steven van Rijswijk. The 'ING ON AIR' video is also available on YouTube.

Additional financial information is available at www.ing.com/ir:

- ING Group Results presentation
- ING Group Credit Update presentation
- ING Group Historical Trend Data

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news X/Twitter feed. Photos and videos of ING operations, buildings and its executives are available for download at Flickr.

ING Press Release 2Q2023

14

ING Press Release 2Q2023 15 Important legal information Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014. ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS - EU’). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2022 ING Group consolidated annual accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding. Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward - looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to diﬀer materially from those expressed or implied in such statements. Actual results, performance or events may diﬀer materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING’s core markets, including changes affecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures (2) ongoing and residual eﬀects of the Covid - 19 pandemic and related response measures on economic conditions in countries in which ING operates (3) changes affecting interest rate levels (4) any default of a major market participant and related market disruption (5) changes in performance of financial markets, including in Europe and developing markets (6) fiscal uncertainty in Europe and the United States (7) discontinuation of or changes in ‘benchmark’ indices (8) inflation and deflation in our principal markets (9) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (10) failures of banks falling under the scope of state compensation schemes (11) non - compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof (12) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine and the related international response measures (13) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (14) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions (also among members of the group) (15) ING’s ability to meet minimum capital and other prudential regulatory requirements (16) changes in regulation of US commodities and derivatives businesses of ING and its customers (17) application of bank recovery and resolution regimes, including write down and conversion powers in relation to our securities (18) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues (19) changes in tax laws and regulations and risks of non - compliance or investigation in connection with tax laws, including FATCA (20) operational and IT risks, such as system disruptions or failures, breaches of security, cyber - attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business (21) risks and challenges related to cybercrime including the eﬀects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy (22) changes in general competitive factors, including ability to increase or maintain market share (23) inability to protect our intellectual property and infringement claims by third parties (24) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (25) changes in credit ratings (26) business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change and ESG - related matters, including data gathering and reporting (27) inability to attract and retain key personnel (28) future liabilities under defined benefit retirement plans (29) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (30) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (31) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control. Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information or for any other reason. This document does not constitute an oﬀer to sell, or a solicitation of an oﬀer to purchase, any securities in the United States or any other jurisdiction.